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                              January 12, 2021

       Kenneth Hvid
       President and Chief Executive Officer
       Teekay Corporation
       4th Floor, Belvedere Building
       69 Pitts Bay Road
       Hamilton HM 08, Bermuda

                                                        Re: Teekay Corporation
                                                            Registration
Statement on Form F-3
                                                            Filed December 29,
2020
                                                            File No. 333-251793

       Dear Mr. Hvid:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-3

       Plan of Distribution, page 19

   1. We note your disclosure on the prospectus cover page and under Plan of Distribution that sales may be made in
block transactions, or as otherwise agreed between Teekay
                                                        Corporation and the
Agent. Please tell us whether these sales methods satisfy the "at the market offering"
definition under Rule 415 of the Securities Act. If any sales method does not constitute a sales
method that is deemed to be an "at the market offering" as defined in
                                                        Rule 415 or if any
material information with respect to a particular offering has been omitted, please confirm
that you will file a prospectus supplement at the time of such sales or tell us why such
additional filing would not be necessary.
 Kenneth Hvid
Teekay Corporation
January 12, 2021
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Karina Dorin, Staff Attorney, at (202) 551-3763 or Laura Nicholson,
Special Counsel at (202) 551-3584 with any questions.



                                                           Sincerely,
FirstName LastNameKenneth Hvid
                                                           Division of
Corporation Finance
Comapany NameTeekay Corporation
                                                           Office of Energy &
Transportation
January 12, 2021 Page 2
cc:       David Matheson
FirstName LastName